Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 FEB 26

LINDEMANS
making life more enjoyable

17 December 2001

02015470

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON DC 20549

SEC EXEMPTION NO 82-2692

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

We enclose herewith for filing copies of notices that were lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Greenberg Traurig

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat@southcorp.com.au

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Facsimile: 1300 300 021

17 December 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

CANCELLATION OF OPTIONS

We advise that due to the cessation of employment of participants in the Southcorp International Employee Equity Plan, 14,400 options to acquire additional fully paid ordinary shares in the capital of the Company have been cancelled in accordance with the rules of the Plan, as follows:

Date Options Cancelled	Exercise Price	Date Options Granted	No. of Options Cancelled
14 December 2001	$4.65	1 November 1999	14,400

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat@southcorp.com.au

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE

LINDEMANS
making life more enjoyable

MEDIA RELEASE

SOUTHCORP SELLS CLEAN AIR SYSTEMS FOR $60 MILLION

20 December 2001

Southcorp Limited today announced that it had reached agreement to sell its Clean Air Systems business to United States based manufacturing company Tyco International Limited, for $A60 million. The announcement marks the second stage in Southcorp's three part divestment of its water heater operations and follows last week's announcement of the sale of the Company's Australasian water heater business for $A540 million. The sale, which is subject to regulatory approval, is expected to be completed effective 31 December 2001.

Southcorp's Clean Air Systems business is the world's largest manufacturer of valves and controls used in industrial clean air systems and has 2 plants located in Australia and Italy.

Southcorp's exit from the water heater industry is now virtually complete. Chief Financial Officer of Southcorp, Mr. Hugh Thorburn said: "The sale of American Water Heaters is progressing and we expect to make an announcement in relation to that business in the new year".

Commenting on the sale, Chief Executive Officer of Southcorp, Mr Keith Lambert, said: "The sale price for the Clean Air Systems business was in line with our expectations and we remain on track to achieve our target of a profit before tax from the sale of all our Water Heater businesses of approximately $200 million."

"The proceeds will initially be applied to reducing debt and ultimately used to assist the growth of our wine businesses. With this transaction complete, we are now effectively a single purpose wine company."

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Tel: 02 9465 1000 : Fax: 02 9465 1182

For further information, please contact:

Glen Cunningham
Executive General Manager,
Corporate Affairs
Southcorp Limited

Mobile: 0412 058 773

Hugh Thorburn
Chief Financial Officer
Southcorp Limited

Mobile: 0412 546 084

www.southcorp.com.au contains copies of the press release.